Exhibit 99.1

HQ/CS/CL.24B/15263

29 October 2013

Sir,

Sub : Un-audited Financial Results for the period ended 30 September 2013.

Pursuant to Clause 41 of the Equity Listing Agreement with Indian Stock Exchanges the following documents are submitted:

a)	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 September 2013, which has been approved by the Board of Directors in their meeting, held on 29 October 2013. (Attachment A)

b)	Limited Review Report of the auditors on the unaudited financial results for the quarter ended 30 September 2013 (Attachment B).

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No.(22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No.2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block BandraKurlaComplex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel   91  22  6657 8765  Fax  91  22  6639 5162  website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

( in Lakhs)

A. STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

Part I

	Particulars	Standalone
		For the quarter ended			For the half year ended		For the year ended
		September 30 2013	June 30 2013	September 30 2012	September 30 2013	September 30 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Income from Operations	121923	114065	109444	235988	217666	441612

2	Expenses

	a. Network and transmission	51893	49921	50503	101814	102863	196320
	b. Employee benefit	15588	15630	17122	31218	33987	63946
	c. Depreciation and amortization	19129	19059	18678	38188	36749	76240
	d. Other	24246	21211	22130	45457	42110	81325

	e. Total Expenditure (2a to 2d)	110856	105821	108433	216677	215709	417831

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	11067	8244	1011	19311	1957	23781

4	Other Income	12244	6446	6026	18690	24731	38022

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	23311	14690	7037	38001	26688	61803

6	Finance Cost	1577	1586	3357	3163	6649	11969

7	Profit / (Loss) from Ordinary activities after Finance costs but before Exceptional Items (5 - 6)	21734	13104	3680	34838	20039	49834

8	Exceptional Items gain/(loss)	(13489)	21622	—	8133	—	15835

9	Profit / (Loss) from Ordinary Activities before Tax (7+8)	8245	34726	3680	42971	20039	65669

10	Tax Expense	3565	11555	1283	15120	6230	18145

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	4680	23171	2397	27851	13809	47524

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit/(Loss) for the period (11 - 12)	4680	23171	2397	27851	13809	47524

( in Lakhs)

A. STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

Part I

	Particulars	Standalone
		For the quarter ended			For the half year ended		For the year ended
		September 30 2013	June 30 2013	September 30 2012	September 30 2013	September 30 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500
15	Paid up Debt Capital				88669	142864	77470
16	Reserves excluding Revaluation Reserve						702495
17	Debenture Redemption Reserve						35013

18	Earnings Per Share (EPS)	1.64	8.13	0.84	9.77	4.85	16.68
	Basic and diluted earnings per share before and after Extraordinary Items ( )
19	Debt Equity Ratio				0.11	0.20	0.10
20	Debt Service Coverage Ratio (DSCR)#				23.96	8.63	1.90
21	Interest Service Coverage Ratio (ISCR)##				23.96	9.47	11.55

#	DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) /(Interest on Long-Term Loans + Repayment of Long-Term Loans during the year)*
##	ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans)/Interest on Long-Term Loans*
*	Loans having original maturity of more than 360 days are considered as Long-Term Loans.

A. STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

Part II

	For the quarter ended			For the half year ended		For the year ended
A) Particulars of Shareholding	September 30 2013	June 30 2013	September 30 2012	September 30 2013	September 30 2012	March 31 2013
1. Public shareholding
a. Number of shares	71266785	58198109	51480457	71266785	51480457	53803177
b. Percentage of shareholding	25.01%	20.42%	18.06%	25.01%	18.06%	18.88%

2. Promoters and Promoter Group Shareholding
a. Pledged / Encumbered
- Number of Shares	10000000	10000000	10000000	10000000	10000000	10000000
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.68%	4.64%	4.61%	4.68%	4.61%	4.61%
- Percentage of Shares (as a % of the total share capital of the Company)	3.51%	3.51%	3.51%	3.51%	3.51%	3.51%
b. Non-encumbered
- Number of Shares	203733215	205333215	207028873	203733215	207028873	207028873
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.32%	95.36%	95.39%	95.32%	95.39%	95.39%
- Percentage of Shares (as a % of the total share capital of the Company)	71.48%	72.05%	72.64%	71.48%	72.64%	72.64%

3. Shares held by custodian and against which Depository Receipts have been issued-
(I) Promoters and promoters group	—	—	—	—	—	—
(II) Public	—	11468676	16490670	—	16490670	14167950

Particulars	Quarter ended on 30.09.2013
B) Investor complaints
Pending at the beginning of the quarter	Nil
Received during the quarter	3
Disposed off during the quarter	3
Remaining unresolved at the end of the quarter	Nil

( in Lakhs)

B. STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

Part I

	Particulars	Consolidated
		For the quarter ended			For the half year ended		For the year ended
		September 30 2013	June 30 2013	September 30 2012	September 30 2013	September 30 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Income from Operations	495261	449798	427099	945059	837838	1721295

2	Expenses

	a. Network Costs	268409	247784	241429	516193	469250	969720
	b. Employee benefits	58630	60221	63798	118851	123837	241146
	c. Depreciation and Amortisation	54311	50372	53072	104683	105973	202705
	d. Other	84584	76638	77937	161222	147540	304458

	e. Total Expenditure (2a to 2d)	465934	435015	436236	900949	846600	1718029

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	29327	14783	(9137)	44110	(8762)	3266

4	Other Income / (Expense), Net	3934	2636	3178	6570	14503	22659

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	33261	17419	(5959)	50680	5741	25925

6	Finance Costs	20100	16629	21122	36729	41750	79414

7	Profit / (Loss) from Ordinary Activities after Finance costs but before Exceptional Items (5 - 6)	13161	790	(27081)	13951	(36009)	(53489)

8	Exceptional Items gain/(loss)	—	21622	—	21622	—	10418

9	Profit / (Loss) from Ordinary Activities before Tax (7+8)	13161	22412	(27081)	35573	(36009)	(43071)

10	Tax Expense	5112	12984	1886	18096	7166	22020

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	8049	9428	(28967)	17477	(43175)	(65091)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

13	Net Profit / (Loss) for the period (11 - 12)	8049	9428	(28967)	17477	(43175)	(65091)

14	Share in Profit / (Loss) of Associates	28	75	12	103	24	25

( in Lakhs)

B. STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

Part I

	Particulars	Consolidated
		For the quarter ended			For the half year ended		For the year ended
		September 30 2013	June 30 2013	September 30 2012	September 30 2013	September 30 2012	March 31 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
15	Minority Interest	(41)	(51)	1531	(92)	1441	2735

16	Net Profit / (Loss) after taxes, minority interest and share of profit/(loss) of associates (13+14+15)	8036	9452	(27424)	17488	(41710)	(62331)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve						93340

19	Debenture Redemption Reserve						35013

20	Earnings Per Share (EPS) Basic and diluted earnings per share before and after Extraordinary Items ( )	2.82	3.32	(9.62)	6.14	(14.63)	(21.87)

C. Standalone Business Segment Information:

( in Lakhs)

	Standalone
	For the quarter ended			For the half year ended		For the year ended
Particulars	September 30 2013	June 30 2013	September 30 2012	September 30 2013	September 30 2012	March 31 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	31986	29856	29806	61842	61963	119311
Global Data and Managed Services	89937	84209	79638	174146	155703	322301

Total	121923	114065	109444	235988	217666	441612

Segment result
Global Voice Solutions	(3136)	(3604)	(3680)	(6740)	(7318)	(14423)
Global Data and Managed Services	70986	67306	60215	138292	117746	251273

Total	67850	63702	56535	131552	110428	236850

Less :
(i) Finance Cost	1577	1586	3357	3163	6649	11969
(ii) Other Unallocable Expenses (net)*	58028	27390	49498	85418	83740	159212

Profit / (Loss) before Taxes	8245	34726	3680	42971	20039	65669

* Includes Exceptional Items	(13489)	21622	—	8133	—	15835

D. Consolidated Business Segment Information:

( in Lakhs)

	Consolidated
	For the quarter ended			For the half year ended		For the year ended
Particulars	September 30 2013	June 30 2013	September 30 2012	September 30 2013	September 30 2012	March 31 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Income from Operations
Global Voice Solutions	242904	222307	211376	465211	416224	856469
Global Data and Managed Services	198968	179577	167027	378545	326823	675343
South Africa Operations	53194	47739	48401	100933	94261	188548
Others	195	175	295	370	530	935

Total	495261	449798	427099	945059	837838	1721295

Segment result
Global Voice Solutions	42907	40569	32030	83476	67982	140359
Global Data and Managed Services	130321	114384	110224	244705	217128	439543
South Africa Operations	9718	5812	2020	15530	2749	5148
Others	(187)	(177)	(25)	(364)	(394)	(3544)

Total	182759	160588	144249	343347	287465	581506

Less :
(i) Finance Costs	20100	16629	21122	36729	41750	79414
(ii) Other Unallocable Expenses (net)*	149498	121547	150208	271045	281724	545163

Profit / (Loss) before Taxes	13161	22412	(27081)	35573	(36009)	(43071)

* Includes Exceptional Items	—	21622	—	21622	—	10418

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data centers, virtual private network signalling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and comprise wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to GVS and GDMS have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

E. Unaudited Statement of Standalone Assets and Liabilities as at September 30, 2013

( in Lakhs)

	Standalone
Particulars	As at September 30 2013	As at March 31 2013
	(unaudited)	(audited)
A EQUITY AND LIABILITIES
1. Shareholders’ funds
(a) Share Capital	28500	28500
(b) Reserves and Surplus	752030	723142

Sub-total - Shareholders’ funds	780530	751642

2. Non-current liabilities
(a) Long-term borrowings	62500	62500
(b) Deferred tax liabilities (Net)	—	—
(c) Other Long term liabilities	42782	39156
(d) Long-term provisions	11852	12216

Sub-total - Non-current liabilities	117134	113872

3. Current liabilities
(a) Short-term borrowings	26169	14970
(b) Trade payables	120517	124830
(c) Other current liabilities	48160	53717
(d) Short-term provisions	1305	11052

Sub-total - Current liabilities	196151	204569

TOTAL - EQUITY AND LIABILITIES	1093815	1070083

B ASSETS
1. Non-current assets
(a) Fixed assets	492906	500811
(b) Non-current investments	199860	203051
(c) Deferred tax assets (Net)	6318	871
(d) Long-term loans and advances	184027	168302
(e) Other non-current assets	808	808

Sub-total - Non-current assets	883919	873843

2. Current assets
(a) Current investments	62005	46241
(b) Inventories - stores and spares	513	420
(c) Trade receivables	87436	86102
(d) Cash and bank balances	17627	32862
(e) Short-term loans and advances	40159	28585
(f) Other current assets	2156	2030

Sub-total - Current assets	209896	196240

TOTAL - ASSETS	1093815	1070083

Note:

Previous period figures have been recast/ restated to conform to the classification of the current period.

F. Unaudited Statement of Consolidated Assets and Liabilities as at September 30, 2013

( in Lakhs)

	Consolidated
Particulars	As at September 30 2013	As at March 31 2013
	(unaudited)	(audited)
A EQUITY AND LIABILITIES
1. Shareholders’ funds
(a) Share Capital	28500	28500
(b) Reserves and Surplus	47071	113987

Sub-total - Shareholders’ funds	75571	142487

2. Minority Interest	558	791

3. Non-current liabilities
(a) Long-term borrowings	700138	919458
(b) Deferred tax liabilities (Net)	4001	2870
(c) Other Long term liabilities	436742	393297
(d) Long-term provisions	25210	23549

Sub-total - Non-current liabilities	1166091	1339174

4. Current liabilities
(a) Short-term borrowings	157600	108040
(b) Trade payables	417365	429576
(c) Other current liabilities	636892	330510
(d) Short-term provisions	7607	16188

Sub-total - Current liabilities	1219464	884314

TOTAL - EQUITY AND LIABILITIES	2461684	2366766

B ASSETS
1. Non-current assets
(a) Fixed assets
(i) Tangible assets	1422486	1329151
(ii) Intangible assets	54497	54695
(iii) Capital work-in-progress	91792	76342
(iv) Intangible assets under development	286	724
(b) Goodwill on consolidation	84150	87294
(c) Non-current investments	75492	75321
(d) Deferred tax assets (Net)	6643	1109
(e) Long-term loans and advances	218221	211929
(f) Other non-current assets	1193	808

Sub-total - Non-current assets	1954760	1837373

2. Current assets
(a) Current investments	63666	56841
(b) Inventories - stores and spares	5626	2720
(c) Trade receivables	279710	314323
(d) Cash and bank balances	73994	92330
(e) Short-term loans and advances	78858	60374
(f) Other current assets	5070	2805

Sub-total - Current assets	506924	529393

TOTAL - ASSETS	2461684	2366766

Note:

Previous period figures have been recast/ restated to conform to the classification of the current period.

Notes:

1.	The above Standalone and Consolidated results of the Company for the quarter and half year ended September 30, 2013 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and taken on record and approved by the Board of Directors at their meeting held on October 29, 2013.

2.	Other Income includes:

Foreign Exchange Fluctuation

( in Lakhs)

	For the quarter ended			For the half year ended		For the year ended
Net foreign exchange gain/(loss)	September 2013	June 2013	September 2012	September 2013	September 2012	March 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	735	(1291)	926	(556)	1074	1543
- Consolidated	212	(1557)	1833	(1345)	(54)	(1448)

3.	During the quarter ended September 30, 2013, VSNL SNOSPV Pte Ltd (SNOSPV), a wholly owned subsidiary of Tata Communications Limited, has entered into exclusive discussions with Vodacom Group Limited (Vodacom) to sell all of the issued share capital of Neotel, held directly or indirectly by SNOSPV. Discussions with Vodacom are in progress.

4.	Results include exceptional items:

a.	Based on the currently available information, the standalone financial statements for the quarter and half year ended September 30, 2013 includes an amount of 13489 lakhs relating to the provision towards diminution in carrying amount of investments and advances in Neotel.

b.	For the quarter ended June 30, 2013 and half year ended September 30, 2013, an amount of 21622 lakhs towards Input credits against certain statutory obligations relating to earlier periods have been accounted for during the quarter ended June 30, 2013 on crystallization of the entitlements to such credits.

c.	For the financial year ended March 31, 2013, in respect of the Standalone financial statements, Employee cost optimization expenses amounting to 3127 lakhs and gain on sale of fixed asset of 18962 lakhs and in respect of Consolidated financials, employee cost optimization expenses amounting to 8544 lakhs and gain on sale of fixed asset of 18962 lakhs.

5.	The Consolidated Other Current Liabilities as on September 30, 2013 includes an amount of 271997 lakhs relating to the South Africa Operations which has been reclassified from Long-term borrowings to Other current liabilities upon becoming payable within 12 months, pursuant to the agreements between Neotel and its lenders.

6.	During the year 2013, the Company has submitted to the Bombay and the National Stock Exchange the proposed “Scheme of Arrangement” between the Company and the S&A Internet Services Private Limited (“the Subsidiary Company”), for transfer of the IDC division (Colocation Service division of the Company) on going concern basis to the Subsidiary Company. The Scheme has been approved by the Board of Directors of the Company at its meeting held on March 1, 2013, by the shareholders at its meeting held on August 22, 2013 and is subject to the approval of the Bombay High Court. The financial results do not include any adjustments that may arise on implementation of the Scheme.

7.	The previous period’s figures have been rearranged wherever necessary to make them comparable with the current period’s figures.

For TATA COMMUNICATIONS LIMITED

VINOD KUMAR

MANAGING DIRECTOR &

GROUP CEO

Place : Mumbai.

Date : October 29, 2013